1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 12, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/07/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/06/24:	Important Resolutions of 2010 Annual General Meeting

2. Announcement on 2011/06/24:	To announce the Acquisition of PIMCO Diversified Income Fund

3. Announcement on 2011/06/24:	Chunghwa Telecom to attend investor conference

4. Announcement on 2011/06/28:	To announce the record date for dividend distribution

5. Announcement on 2011/06/28:	The Board resolved to change the position of internal audit officer

6. Announcement on 2011/06/28:	To announce the procurement of Traffic Session Management Equipment

7. Announcement on 2011/06/29:	To announce the acquisition of Yuanta Financial Holdings Corporate Bonds

8. Announcement on 2011/07/04:	Strategy committee made a resolution to establish wholly owned overseas subsidiary in mainland China

9. Announcement on 2011/07/06:	Explanation of the report that the company plans to develop “Digital Rainforest”

10. Announcement on 2011/07/11:	To correct the Company’s June 2011 revenues: 8.4% decrease yoy in net income was misstated as increase

11. Announcement on 2011/07/11:	The Company announces its unaudited revenue for June 2011

12. Announcement on 2011/07/11:	June 2011 sales

EXHIBIT 1

Important Resolutions of 2010 Annual General Meeting

Date of events: 2011/06/24

Contents:

1. Date of the shareholders’ meeting: 2011/06/24

2. Important resolutions:

(1) Ratified 2010 business report and financial statements

(2) Ratified the proposal for the distribution of 2010 earnings.

The dividend per share is NT$5.5243.

3. Endorsement of the annual financial statements (indicate “yes” or “no”): Yes

4. Any other matters that need to be specified: None

EXHIBIT 2

To announce the Acquisition of PIMCO Diversified Income Fund

Date of events: 2011/06/24

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PIMCO Diversified Income Fund

2. Date of occurrence of the event: 2011/06/08~2011/06/24

3. Volume, unit price, and total monetary amount of the transaction: Volume: approximate 901,962.09 units; Unit price: approximate US$12.21~ US$12.28; Total monetary amount of the transaction: NT$318,643,138 (US$11,060,541.43).

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Allianz Global Investors Hong Kong Limited; Relationship to the Company: None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment in full; Restrictive covenants in the contract, and other important stipulations: None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; The price was based on the fund’s NAV announced by the fund management company; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Volume: approximate 901,962.09 units; Amount of the transaction: NT$318,643,138 (US$11,060,541.43); Shareholding percentage: 0.35%; Status of any restriction of rights (e.g. pledges): None

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.05% of total assets; 6.98% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$54,212,611 thousand.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition:

Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: Average acquisition unit price is approximate US$12.26 (NT$353).

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: The NAV of fund on deal date is yet available, therefore, the volume and unit price announced above are based on the calculation by using the latest NAV notified by the fund management company.

EXHIBIT 3

Chunghwa Telecom to attend investor conference

Date of events: 2011/06/24

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/06/29

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Investor Conference held by UBS in Taipei.

3. Financial and business related information:Please refer to http://newmops.tse.com.tw/

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 4

To announce the record date for dividend distribution

Date of events: 2011/06/28

Contents:

1. Date of the resolution by the board of directors or shareholders’ meeting or decision by the Company: 2011/06/28

2. Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or “Ex-rights and dividend”): Ex-dividend

3. Type and monetary amount of dividend distribution: To be distributed with cash dividend of NT$5.5243 per share

4. Ex-rights (ex-dividend) trading date: 2011/07/21

5. Last date before book closure: 2011/07/22

6. Book closure starting date: 2011/07/23

7. Book closure ending date: 2011/07/27

8. Ex-rights (ex-dividend) record date: 2011/07/27

9. Any other matters that need to be specified: Cash dividend is expected to be distributed on Aug. 17, 2011.

EXHIBIT 5

The Board resolved to change the position of internal audit officer

Date of events: 2011/06/28

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): internal audit officer

2. Date of occurrence of the change: 2011/06/28

3. Name, title, and resume of the replaced person:

Cheng-Ching Lu, current Senior Managing Director of Audit Department, served as a director in Accounting Department of Chunghwa Telecom, and holds a bachelor’s degree of radio, television and film from Shih-Hsin Vocational College

4. Name, title, and resume of the replacement:

Cheng-Kann Wu, current Vice President of Northern Taiwan Business Group of Chunghwa Telecom, holds a master’s degree in Management Science from the National Chiao Tung University

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): retirement

6. Reason for the change: Retirement of the replaced Senior managing Director

7. Effective date: 2011/07/01

8. Contact telephone number of the replacement: 02-23442688

9. Any other matters that need to be specified: None

EXHIBIT 6

To announce the procurement of Traffic Session Management Equipment

Date of events: 2011/06/28

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Traffic Session Management related Equipment

2. Date of the occurrence of the event: 2010/06/29~2011/06/28

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$530,759,668

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SYSCOM Computer Engineering Company

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition:

Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 7

To announce the acquisition of Yuanta Financial Holdings Corporate Bonds

Date of events: 2011/06/29

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Yuanta FHC Unsecured Corporate Bonds- A Issue in 2011 (Code: B96513)

2. Date of occurrence of the event: 2011/06/29~2011/06/29

3. Volume, unit price, and total monetary amount of the transaction: NT$300,000,000.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Yuanta Securities; Relationship to the Company: N/A

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; Restrictive covenants in the contract: none; Other important stipulations: none

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The transaction was based on the fund’s NAV on deal date; negotiated price; market value; The decision-making department was pursuant to the authority granted by the company’s internal regulations.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges):

Denomination NT$400,000,000; N/A

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 6.04% of total assets; 6.98% of total shareholder’s equity; The operating capital as shown in the most recent financial statement: NT$54,212,611,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition:

Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$14.42.

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 8

Strategy committee made a resolution to establish wholly owned overseas subsidiary in mainland China

Date of events: 2011/07/04

Contents:

1. Date of occurrence of the event: 2011/07/04

2. Method of the present increase (decrease) in investment: Establish a joint venture through overseas holding company

3. Transaction volume, price per unit, and total monetary amount of the transaction: USD 1.77 million (NTD 51 million)

4. Company name of the invested mainland Chinese company: To be decided

5. Paid-in capital of said invested mainland Chinese company: N/A

6. Amount of new capital increment currently planned by said invested mainland Chinese company: About USD 3.48 million (NTD 100 million)

7. Main business items of said invested mainland Chinese company: ICT (Information Communication Technology) services

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11. Amount of actual investment to date in said invested mainland Chinese company: N/A

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Strategy committee

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD 7 million

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.284%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0.049%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0.058%

25. Total amount of actual investment in the mainland China area to date: USD 6.67 million

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.271%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.047%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.055%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: None

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: None

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32. Any other matters that need to be specified: None

EXHIBIT 9

Explanation of the report that the company plans to develop “Digital Rainforest”

Date of events: 2011/07/06

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2011/07/06

3. Content of the report: Chunghwa Telecom plans to spend NT$200 billion developing its broadband network over the next 10 years.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information:

In compliance with “National Broadband Development Policy”, the Company announced its vision for broadband development. Amount of related investments depend on the Company’s annual actual demand and will be announced after the approval of board meeting

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 10

To correct the Company’s June 2011 revenues: 8.4% decrease yoy in net income was misstated as increase

Date of events: 2011/07/11

Contents:

1. Date of occurrence of the event: 2011/07/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 6.5% year-over-year increase in unconsolidated total revenue to NT$16.35 billion in June 2011. Operating income decreased by 3.5% year-over-year to NT$4.37 billion, net income decreased by 8.4% year-over-year to NT$4.28 billion, and EPS rose by 14.6% to NT$0.55.

The revenue increase was primarily attributable to the rise in local fixed line revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators, as well as to the growth in mobile value added services and the sales of smartphones, which offset the impact of the tariff reduction mandated by regulator starting from April 2011 and the pricing right shift on mobile revenue. The decrease in operating income was primarily due to the rise in cost of sales and marketing expenses because of the popularity of smartphones and 3G handsets, interconnection and transition fees resulting from the pricing right shift, as well as the higher maintenance fee for promoting mobile internet service and migrating broadband customers to higher speed services.

The increase in non-operating income was primarily due to the completion or construction of the land development projects by subsidiary Light Era and the accompanying recognition of a proportion of sales or construction as revenue, which resulted in a rise in long-term equity investments under the equity method and a net gain on disposal of property. The reduction in the corporate income tax rate effective in June 2010 from 20% to 17% contributed to the rise in net income for June 2010. As a result, the net income for June 2011 represented a yoy decrease. The increase in EPS was mainly due to the capital reduction in January 2011, which decreased the number of outstanding shares.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 11

The Company announces its unaudited revenue for June 2011

Date of events: 2011/07/11

Contents:

1. Date of occurrence of the event: 2011/07/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 6.5% year-over-year increase in unconsolidated total revenue to NT$16.35 billion in June 2011.

Operating income decreased by 3.5% year-over-year to NT$4.37 billion, net income increased by 8.4% year-over-year to NT$4.28 billion, and EPS rose by 14.6% to NT$0.55.

The revenue increase was primarily attributable to the rise in local fixed line revenue resulting from the shift of the pricing right of a fixed-to-mobile call from mobile operators to fixed network operators, as well as to the growth in mobile value added services and the sales of smartphones, which offset the impact of the tariff reduction mandated by regulator starting from April 2011 and the pricing right shift on mobile revenue. The decrease in operating income was primarily due to the rise in cost of sales and marketing expenses because of the popularity of smartphones and 3G handsets, interconnection and transition fees resulting from the pricing right shift, as well as the higher maintenance fee for promoting mobile internet service and migrating broadband customers to higher speed services.

The increase in net income was primarily due to the completion or construction of the land development projects by subsidiary Light Era and the accompanying recognition of a proportion of sales or construction as revenue, which resulted in a rise in long-term equity investments under the equity method and a net gain on disposal of property. The reduction in the corporate income tax rate effective in June 2010 from 20% to 17% also contributed to the rise in net income. The increase in EPS was mainly due to the rise in net income and the capital reduction in January 2011, which decreased the number of weighted average outstanding shares.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 12

Chunghwa Telecom

July 11, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jun 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes	%

Jun	Invoice amount	17,360,113	16,658,237	(+) 701,876	(+) 4.21%

Jan-Jun	Invoice amount	95,553,969	100,817,670	(-) 5,263,701	(-) 5.22%

Jun	Net sales	16,350,496	15,355,174	(+) 995,322	(+) 6.48%

Jan-Jun	Net sales	95,532,652	91,772,655	(+) 3,759,997	(+) 4.10%

b	Trading purpose: None